UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Wyman Street, Suite 100
(No. and Street)

Waltham	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dan Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFS Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MEGAN ROSCHEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 10, 2022

[signature]
Signature

CEO,CCO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of AFS Securities, LLC:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of AFS Securities, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 27, 2021

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

AFS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	133,463
Prepaid expenses and other assets		19,871
TOTAL ASSETS	**$**	**153,334**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	8,069
Due to Parent		1,815
Total liabilities		**9,884**
Member's equity		**143,450**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**153,334**

The accompanying notes are an integral part of these financial statements.

AFS SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue	
Commission income	$ 1,412,212
Total revenue	1,412,212
Expenses	
Commissions paid to Registered Representatives	1,076,554
Commissions paid to Broker/Dealers	54,565
Professional fees	46,793
Rent	15,306
Regulatory	25,908
Insurance	16,183
Technology and communications	3,675
Other operating expenses	790
Total expenses	1,239,774
Net Income	**$ 172,438**

The accompanying notes are an integral part of these financial statements.

AFS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 61,012
Member distributions	(90,000)
Net Income	172,438
Balance at December 31, 2020	$ 143,450

AFS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net Income	$ 172,438
Adjustments to reconcile net income to net cash flows provided by operating activites:	
(Increase) decrease in operating assets:	
Accounts receivable	15,385
Prepaid expenses and other assets	(3,190)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,239)
Total adjustments	10,956
Net cash provided by operating activities	183,394
Cash flows from investing activities:	-
Cash flows from financing activities:	
Member distributions	(90,000)
Net cash used in financing activities	(90,000)
Net increase in cash	93,394
Cash, beginning of year	40,069
Cash, end of year	$ 133,463
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

AFS Securities, LLC

Notes to Financial Statements

December 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

AFS Securities, LLC (the "Company") was organized in the Commonwealth of Massachusetts on April 2, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on February 6, 2015.

The Company is a wholly owned subsidiary of American Financial Systems, Inc. ("Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including earning commissions on variable Company Owned Life Insurance ("COLI") placed with institutional customers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes its commission income when earned, usually after completion of the assignment of fee payments, in accordance with written terms of its engagement agreements. Revenues from these services are typically collected concurrent or shortly after recording.

Leases

The Company shares its office space with its Parent under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

Note 2: INCOME TAXES

The Company was organized in the Commonwealth of Massachusetts and, with the consent of its Member, has elected to be a Disregarded Entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes are included in these financial statements.

The Company is required to file income tax returns in state tax jurisdiction. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the period ended December 31, 2020, these expenses amounted to $18,899. At December 31, 2020, the Company had an intercompany payable to the Parent of $1,815.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2020, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $123,579 which was $118,579 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($9,884) to net capital was 0.08 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events and transaction subsequent to the Financial statements date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 7: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustainable period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established for Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

AFS SECURITIES, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
DECEMBER 31, 2020

Total member's equity		$ 143,450
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 19,871	
Total non-allowable assets, deductions and charges		19,871
Net capital		$ 123,579
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $9,884)		$ 659
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 118,579
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 9,884
Percentage of aggregate indebtedness to net capital		8%
Ratio of aggregate indebtedness to net capital		0.08 to 1

AFS SECURITIES, LLC
SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
DECEMBER 31, 2020

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 123,579
Net capital, per report pursuant to Rule 17a - 5(d)	$ 123,579

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2020, filed on January 27, 2021.

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as providing several classes of services, including earning commissions on variable COLI life insurance placed with institutional customers. Accordingly, there are no items reportable under the requirements of this Rule

AFS SECURITIES, LLC
SCHEDULE IV - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2020

The Computation for Determination of the Reserve Requirments is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as providing several classes of services, including earning commissions on variable COLI life insurance placed with institutional customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

AFS Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of AFS Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which AFS Securities, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are providing several classes of services, including earning commissions on variable COLI life insurance placed with institutional customers. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). AFS Securities, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2020. AFS Securities, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AFS Securities, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of AFS Securities, LLC

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 27, 2021

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

AFS Securities, LLC.

Rule 15c3-3 Exemption Report
December 31, 2020

AFS Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its securities business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

AFS Securities, LLC
I, Daniel Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

404 Wyman St Suite 100, Waltham, MA 02451-1264
Tel: +1 (781) 314-9380 -Fax: +1 (781) 314-9381